                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                    FORM 11-K

                                ----------------


================================================================================

[x]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                TO

COMMISSION FILE NUMBER 1-15157

      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                    PACTIV 401(k) SAVINGS AND INVESTMENT PLAN

      B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PACTIV CORPORATION
                              1900 WEST FIELD COURT
                              LAKE FOREST, IL 60045

================================================================================

                    Pactiv 401(k) Savings and Investment Plan

                 Financial Statements and Supplemental Schedule

                          Year ended December 31, 2003

                                    CONTENTS

Report of Independent Registered Public Accounting Firm ......       1

Financial Statements

Statements of Assets Available for Benefits ..................       2
Statements of Changes in Assets Available for Benefits .......       3
Notes to Financial Statements ................................       4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)       7

             Report of Independent Registered Public Accounting Firm

To the Pactiv Corporation Benefits Committee:

We have audited the accompanying statements of assets available for benefits of the Pactiv 401(k) Savings and Investment Plan as of December 31, 2003, and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP
Chicago, Illinois
May 20, 2004

                    Pactiv 401(k) Savings and Investment Plan

                   Statements of Assets Available for Benefits

                                                           DECEMBER 31,
                                                    2003                2002
                                                ------------        ------------
ASSETS
Investments, at fair value:
   Common stock                                 $ 67,630,422        $ 60,241,180
   Registered investment companies               100,014,376          65,711,389
   Money market funds                             29,352,865          31,789,379
   Participant loans                               3,330,359           3,178,842
                                                ------------        ------------
Total investments                                200,328,022         160,920,790
Receivables:

   Employer contribution                             300,000             288,968
   Net receivable for pending trades                  32,976              73,771
                                                ------------        ------------
Total receivables                                    332,976             362,739
                                                ------------        ------------
Assets available for benefits                   $200,660,998        $161,283,529
                                                ============        ============

See notes to financial statements.

                    Pactiv 401(k) Savings and Investment Plan

             Statements of Changes in Assets Available for Benefits

                                                                  Year ended December 31,
                                                                  2003               2002
                                                              ------------       -------------
ADDITIONS
Dividends and interest income                                 $  1,541,739       $   1,829,290
Net realized and unrealized appreciation (depreciation)
   In fair value of investments:
     Common stock                                                6,082,881          11,459,747
     Registered investment companies                            21,895,865         (20,197,757)
                                                              ------------       -------------
Total net realized and unrealized appreciation
   (depreciation) in fair value of investments                  27,978,746          (8,738,010)

Contributions:
   Participant                                                  11,241,769          10,653,579
   Employer                                                      9,075,314           7,517,457
   Rollover                                                        820,175             954,789
                                                              ------------       -------------
Total                                                           21,137,258          19,125,825
                                                              ------------       -------------
Total additions                                                 50,657,743          12,217,105
DEDUCTIONS
Benefit payments                                                11,241,572          12,137,395
Administrative expenses                                             38,702              30,044
                                                              ------------       -------------
Total deductions                                                11,280,274          12,167,439
                                                              ------------       -------------
Net increase                                                    39,377,469              49,666
Assets available for benefits, beginning or year               161,283,529         161,233,863
                                                              ------------       -------------
Assets available for benefits, end of year                    $200,660,998       $ 161,283,529
                                                              ============       =============

See notes to financial statements

                    Pactiv 401(k) Savings and Investment Plan

                          Notes to Financial Statements

                           December 31, 2003 and 2002

1. DESCRIPTION OF PLAN

The following description of the Pactiv 401(k) Savings and Investment Plan (the
Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Pactiv Corporation (Company) is the sponsor of the Plan.

ELIGIBILITY AND CONTRIBUTIONS

Employees are eligible to enter the Plan the first day of the month following the completion of one full calendar month of service. Employees are eligible for the Company contributions after completing one year of service.

Participants may make contributions by payroll deduction of 1% up to 16% of compensation as defined in the Plan, with such contributions limited to $12,000 for 2003 and $11,000 for 2002. The Company makes matching contributions equal to 100% of participants' contributions based on years of participation in the Plan as follows:

                                           MAXIMUM MATCH AS A PERCENTAGE
          YEARS OF PARTICIPATION             OF ELIGIBLE COMPENSATION
          ----------------------           -----------------------------
                Less than 3                             4
             3 to less than 5                           5
             5 to less than 7                           6
                7 or more                               8


Effective January 1, 2003, certain participants received Company matching contributions of 100% of the first 3%, and 50% of the next 2% of contributions made to the Plan. This applied to employees that are hired, rehired, or transferred into a salaried position on or after January 1, 2003, and current employees that are not actively contributing to the Plan on December 31, 2002 (or on January 31, 2003 if hired in November of 2002 or on February 28, 2003 if hired in December 2002).

Company matching contributions can be made in shares of Company stock or cash. In 2003 and 2002, $9,075,314 and $7,517,457, respectively, of Company matching contributions were made in shares of Company stock. Effective January 29, 2002, participants were a permitted to sell Company common stock attributable to Company matching contributions and transfer related amounts into other investment options offered by the Plan.

Prior to January 29, 2002, Company matching contributions were required to remain in the form of Pactiv Corporation common stock until participants reached age 55 or terminated employment and requested a total distribution.

INVESTMENT OPTIONS

Participants have the right upon enrollment to select the funds offered by the Plan in which the balance in their accounts, will be invested.

VESTING

Participants are always 100% vested in their entire account balances.

PAYMENT OF BENEFITS

Upon retirement or other termination of employment, a participant may receive his vested account balance as a lump-sum distribution. A participant who has attained age 55 may elect to make an in-service withdrawal, but if such a participant has not attained age 59 -1/2, the amount of such withdrawal may not exceed the participant's account balance reduced by the portion of the account balance attributable to participant contributions. A participant who has attained age 59 -1/2 may elect to make an in-service withdrawal of all or a portion of his account balance. A participant may elect at any time to make an in-service withdrawal of the balance in his rollover and after-tax contributions account. A participant who has not attained age 55 may request an in-service withdrawal of his contributions made prior to April 1, 1984, and any Company matching contributions credited to his account prior to January 1, 1993.

PARTICIPANT LOANS

Active participants who have not had a loan during the previous three months may obtain a loan from their account with a term not to exceed 4 -1/2 years. The borrower may have only one loan outstanding at any time, and the amount of the loan may not be less than $1,000 and may not exceed the lesser of $50,000 or one-half the borrower's account balance. Interest on loans is charged at the prevailing prime rate as published in The Wall Street Journal. Principal and interest are paid through payroll deductions.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

ADMINISTRATION

The Plan is currently administered by the Pactiv Corporation Benefits Committee.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

Financial statements of the Plan are prepared using the accrual basis of accounting.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's and the Company's contributions, and an allocation of Plan earnings (losses). Allocations of earnings (losses) are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the balance in his account.

EXPENSES

Substantially all Plan administrative expenses are paid by the Plan, including recordkeeping and trustee fees.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions. Actual results could differ from such estimates.

INVESTMENT VALUATION

Shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined using quoted market prices. Participant loans are stated at their outstanding balance, which approximates fair value.

3. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

4. INVESTMENTS

Investments that represented 5% or more of fair value of the Plan's net assets were as follows:

                                                    2003              2002
                                                 ----------        -----------
Pactiv Corporation Common Stock                  $66,835,218       $59,687,175
Fidelity Growth Company Fund                      42,829,173        27,483,568
Fidelity Retirement Money Market Portfolio        29,352,865        31,789,379
Spartan U.S. Equity Index Fund                    17,117,527        12,640,296
PIMCO Total Return Fund                                   **         8,684,184

----------
* Included nonparticipant-directed investments through January 29, 2002 ** Below 5% threshold

5. NONPARTICIPANT-DIRECTED INVESTMENTS

Significant components of change in assets relating to the nonparticipant-directed investments are shown below.

                                                JANUARY 1, 2002
                                               THOUGH JANUARY 29,
                                                      2002
                                               ------------------
Net realized and unrealized appreciation in
   fair value of common stock                     $ 490,222
Company contributions                               577,289
Benefit payments                                   (476,789)

Effective January 29, 2002, the Pactiv common stock fund became fully participant directed.

6. INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated November 19, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and that the related trust is tax exempt.

7. PARTY-IN-INTEREST

The Plan invests in Pactiv Corporation common stock. Pactiv Corporation is the Plan's sponsor and, therefore, such investments are party-in-interest transactions. Fidelity Management Trust Company is the trustee of the Plan and, therefore, Plan investments in various Fidelity-sponsored funds are considered party-in-interest transactions.

8. SUBSEQUENT EVENT

Effective January 1, 2004, participants may elect to defer up to 25% of compensation, as defined by the Plan.

                    Pactiv 401(k) Savings and Investment Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003

                                                                             NO. OF
                                                                           SHARES OR           CURRENT
IDENTITY OF ISSUER               DESCRIPTION OF ASSET                        UNITS              VALUE
-------------------      -----------------------------------------      ---------------      ------------
Fidelity Management
  Trust Company           PIMCO Total Return Fund                               848,362      $  9,085,954
                          Morgan Stanley Institutional Fund -
                             Small Company Growth Portfolio                     290,193         3,029,618
                          Davis New York Venture Fund                           126,456         3,480,062
                          Pactiv Corporation Common Stock*                    2,796,453        66,835,218
                          Tenneco Automotive Common Stock                       147,250           795,204
                          Fidelity Growth Company Fund*                         855,386        42,829,173
                          Fidelity Asset Manager Fund*                          469,290         7,396,010
                          Fidelity Low-Priced Stock Fund*                       263,312         9,210,664
                          Fidelity Diversified International Fund*              282,652         6,817,575
                          Spartan Extended Market Index Fund                     38,353         1,047,793
                          Fidelity Retirement Money Market
                             Portfolio*                                      29,352,865        29,352,865
                          Spartan U.S. Equity Index Fund                        434,345        17,117,527
                          Participant loans                             Interest rates
                                                                        Ranging from
                                                                        4% to 10%               3,330,359
                                                                                             ------------
                                                                                             $200,328,022
                                                                                             ============

----------
*Indicates party-in-interest to the Plan.

                                   SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pactiv Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

                                 PACTIV 401(k) SAVINGS AND INVESTMENT PLAN

Date:  June 28, 2004               /s/ Henry M. Wells, III
                                ---------------------------------------------
                                             Henry M. Wells, III
                                  Vice President and Chief Human Resources
                                  Officer and Member of Pactiv Corporation
                                              Benefits Committee